Exhibit 99.2

Luxoft Holding, Inc Q4 FY2018 Call Dmitry Loschinin, CEO & President Evgeny Fetisov, CFO

2 Disclaimer Safe Harbor Forward-Looking Statements Non-GAAP Financial Measures In addition to historical information, this presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In so me cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate whic h we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this presentation whether as a result of new information, future events or otherwise. To supplement our financial results presented in accordance with US GAAP, this presentation includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement. We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non - GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non - GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the tables at the end of the press release issued by the Company on May 24, 2018. The trademarks included in this presentation are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Luxoft Holding, Inc. Unless otherwise stated, all data in this presentation is as of March 31, 2018.

Dmitry Loschinin CEO, Luxoft Holding, Inc

4 4Q 2018 Key Takeaways Results largely in-line with our expectations Further progress diversifying customer base and generating growth across key verticals •Financial Services revenue +15%; +37% outside Top 2 Y/Y •Automotive revenue +58% Y/Y •Digital Enterprise revenue -10% Y/Y Continued growth of High Performance Accounts (HPAs) •55 total accounts comprising, 38% of full year revenue vs. 29% last year; In-line with full-year expectations Revenue growth of 14% and 20% ex-Top Two 3 Automotive clients in Top 10 for first time Announced a $60M buyback to provide direct returns to shareholders

5

FY2018 Key Takeaways

- **Significant progress despite client-centric challenges**
- **15% revenue growth; 33% revenue growth outside Top Two**
  - 7% Organic growth; in-line with expectations
  - 18% outside Top Two; slightly below expectations
- **Revenue growth by Line Of Business**
  - Financial Services: 6% annual growth, 39% outside Top Two
  - Automotive: 43% annual growth
  - Digital Enterprise: 23% annual growth
- **Improving delivery scale in key global markets**
  - 5 new delivery centers; 3 in Europe & 2 in APAC
- **Advancing digital and transformation efforts, strengthening value proposition to customers**
- **Actively managing business and aligning resources with highest-margin opportunities**
- **Re-Investing in our core business; Continued investments in Sales & Marketing**

Focus on driving stronger execution, long-term sustainable growth & shareholder value creation

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

6 Continued Revenue Diversification Decreased share of Financial Services and Client Concentration Client Concentration Top-10 63.8% 62.3% 61.9% Top-5 57.5% 57.2% 56.3% 53.2% 51.7% 50.7% 46.8% 46.7% 46.0% Top-2 40.7% Q4 FY17 Q4 FY18 37.5% 35.4% 34.9% 34.4% 34.1% 5.6% AC ssia Top-1 22.6% 19.5% rope (excl. U.K.) rth America 18.3% 17.8% 17.5% 17.2% Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 Q4 FY17 Q4 FY18 3.2% AP Ru UK Eu No 4.5% 5.8% 22.0% 20.3% 30.8% 36.4% 38.5% 30.7% 28.8% Digital Enterprise Automotive 22.7% 20.0% 14.4% 56.8% Financial Services 57.3%

7 Strong Growth excluding Top Two Accounts +37% Q4 FY17 Q4 FY18 Q4 FY18 Q4 FY17 +33% 43% 36% Y’18 FY’15 FY’16 FY’17 FY’18 *Revenue in $M. Annual Quarterly 37% 592 445 311 227 +39% 200 98% 143 106 53 FY’15FY’16FY’17F 54 40 +20% 154 128 Financial Services Rev Growth ex Top 2 Revenue Growth ex-Top 2

8 Ongoing Headwinds at Deutsche Bank CAGR -2% -1.4% -9.7% -15.6% -23.4% -8.8% -1.1% Q3 FY’16 Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 Q4 FY’18 -5.5% •Revenue down 13.1% Y/Y •Incremental progress in non-Investment Banking FY’16 FY’17 FY’18 USD millions USD millions -13% 194 184 160 Q4 FY18TRENDS •Revenue down 1.5% Y/Y•Recent CEO and COO departure creates uncertainty and 7% sequentiallyabout strategic direction FY18•Increased focus on Europe and Asia in lieu of US •10% staff cuts in US areas including information security 474448 49 47 403642 42 39

9 Consistent Performance at UBS CAGR 0% +9.3% +4.6% -2.1% -14.6% -13.8% -4.6% Q3 FY’16 Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 Q4 FY’18 +7.5% -1.3% •Continuous systematic internalization sequentially FY’16 FY’17 FY’18 USD millions USD millions 157 155 146 Q4 FY18TRENDS •Revenue up 7.3% Y/Y and 1.5% FY18•Large regulatory agenda behind us •Revenue down 1.3% Y/Y 39 43 43 40 37 37 373939 40

10 High Potential Accounts (HPA) Drive Revenue Growth & Diversification Further De-Risking Portfolio Growth FY18/17 Growth FY18/17 55 HPA revenue contribution Revenue rebalancing 48 M&A = All closed deals consolidated since FY2015 ~58% $342M (38%) ~49% 38 HPAs $229M (29%) 30 Luxoft Core w/o Anchor Clients ~31% 23 Other clients ~2% ~(11)% Anchor Clients FY14 FY15 FY16 FY17 FY18E FY14 FY15 FY16 FY17 FY18 HPA defined as having potential to reach at least $5M recurring annual revenue & 3-yr forward CAGR of at least 30% within 3 yrs of inception $40M (10%) $60M (12%) $119M (18%)

11

Q4 & FY18 Financial Services Highlights

Revenue Growth	Revenue Growth (ex-Top 2)


+15%
116.0
133.6
Q4 FY17
Q4 FY18


+37%
39.8
54.2
Q4 FY17
Q4 FY18


+6%
485.0
514.3
FY17
FY18


+39%
144.0
199.7
FY17
FY18

Highlights

- Added **11 organic** and **22 inorganic** clients in FY18, bringing total # of clients to **96**
- **Continued demand** driven by expansion into Tier 2 & 3 institutions, simplification, increased transparency needs and **cloud & AI adoption**
- **Acquisition of derivIT (Aug 2017)**
  - Global Alliance Partner to Murex
  - Based in Singapore; Increased delivery presence in APAC
- **Acquisition of Unafortis (Sept 2017)**
  - Aligns with new focus on **Wealth Management**
- Large, strategic **Murex and standard packages win – Dutch global banking company**

*Revenue in $M.

BRIGHT MINDS SHARP SOLUTIONS LUXOFT

12

Q4 & FY18 Automotive Highlights

Revenue Growth


+58%
29.4
46.5
Q4 FY17
Q4 FY18


+43%
110.8
158.4
FY17
FY18

*Revenue in $M.

Key Takeaways

- Fastest growing Line of Business; 4-year revenue CAGR of 40%
- Added 6 OEMs, 6 Tier 1 suppliers, and 5 Technology partners in 18
- Opened **4 new delivery centers** (Berlin, Guadelajara, Penang, Ho Chi Min City)
- Finalized **successful integration** of FY17 acquisitions now driving key technology domains
- Partner in deployment of **intuitive and intelligent multimedia system** with Daimler
- Develop components of **autonomous** driving system with **major Tier 1**
- Became founding member of **blockchain consortium, MOBI alliance,**
- Developed large reference platform with **Intel**
- Strategic engagement with **AutoSar** to develop an Adaptive Platform Standard for future in-car applications
  - Contract with 2 large German car manufacturers

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

13

Q4 & FY18 Digital Enterprise Highlights

Revenue Growth


-10%
58.7
52.8
Q4 FY17
Q4 FY18


+23%
190.9
234.0
FY17
FY18

*Revenue in $M.

Key Takeaways

- **13 new clients** in FY18, bringing total to 138
- Newly formed Line Of Business
- Developed blockchain adaptor for **Appian's BPM tool**
  - Integrate blockchain into in-house systems
- **Amazon Web Services (AWS)** Blockchain collaboration
- Collaboration with **SoftBank** to create hybrid local and cloud infrastructure for a **Humanoid Robot**
- Revenue shortfall from **large Healthcare & Telecom** clients due to:
  - Internal restructuring at Telecom client
  - Trimming of low-margin and non-core business
    - Replacing with high-margin business is a longer process

BRIGHT MINDS SHARP SOLUTIONS

14 . Building a Stronger Luxoft Solid progress diversifying our revenue through growth in Financial Services ex-Top 2, strong Automotive performance & a refocused Digital Enterprise strategy Advancing and investing in digital capabilities and transformation efforts, strengthening value proposition to customers Prioritizing scalable digital offerings with most attractive growth potential Trimming low-margin business & aligning resources with highest-margin opportunities Re-Investing in core business; Continued investments in Sales & Marketing Targeted changes in Executive Management -> Newly appointed Head of Digital Enterprise & Global Head of Marketing & Communications Optimizing cost structure through targeted SG&A reduction plan Cost efficiencies through back-office restructuring

Evgeny Fetisov CFO, Luxoft Holding, Inc

16

Q4 2018 Financial Highlights

Revenue ($M)


+14%
204.1
232.9
Q4 FY17
Q4 FY18

Adj. EBITDA ($M)


+1%
29.2
(14.3%)
29.4
(12.6%)
Q4 FY17
Q4 FY18

Gross Margin (%)


-30bps
36.5
36.2
Q4 FY17
Q4 FY18

EPS GAAP ($)


-15%
0.40
0.34
Q4 FY17
Q4 FY18

EPS Non-GAAP ($


-6%
0.63
0.59
Q4 FY17
Q4 FY18

BRIGHT MINDS
SHARP SOLUTIONS
LUXOFT

17

FY 2018 Financial Highlights

Revenue ($M)


+15%
785.6
906.8
FY17
FY18

Adj. EBITDA ($M)


+0.4%
133.8
(17%)
134.4
(14.8%)
FY17
FY18

Gross Margin (%)


216 bps
39.5
37.4
FY17
FY18

EPS GAAP ($)


-10%
1.84
1.66
FY17
FY18

EPS Non-GAAP ($)


-3%
2.89
2.81
FY17
FY18

BRIGHT MINDS
SHARP SOLUTIONS
LUXOFT

18 Actively Managing Cost Base to Drive Margin Improvement SG&A as % of Revenue SOP as % of Revenue -112bps Q4FY17 Q4FY18 Q4 FY17 Q4 FY18 -60bps FY17 FY18 FY17 FY18 SG&A share reduction driven by decreased SOP expense and efficiency improvement SOP Expense as % of Revenue down Y/Y Annual Quarterly 27.2 26.6 -49bps 3.7 3.2 27.5 26.4 -107bps 3.7 2.6

19 Q4 FY2018 Key Operational Metrics Cash and Cash equivalents 109,558 69,351 104,357 109,558 104,357 Operating Cash Flows Investing Cash Flows Financing Cash Flows 47,486 (34,500) (2,297) 23,707 (7,284) (2,634) 42,114 (435) (8,188) 122,027 (106,468) (14,218) 75,007 (55,208) (25,753) Trade Receivables, net Unbilled Revenue Deferred Revenue Days sales outstanding (DSO) 144,862 14,454 (3,815) 70 170,811 41,291 (4,122) 82 186,991 33,310 (4,105) 82 144,862 14,454 (3,815) 69 186,991 33,310 (4,105) 75 Headcount, end of period IT professionals, end of period Annualized Revenue per Engineer 12,766 10,807 $76.9 13,101 11,055 $85.4 12,898 10,844 $84.9 12,766 10,807 $78.3 12,898 10,844 $82.2 USD thousandsQ4 FY2017Q3 FY2018Q4 FY2018 FY2017FY2018

20 Introducing Quarterly Guidance Weakest quarter of the year Due to project timing, seasonality, planned expenses due to SG&A optimization, and ramp down of large Financial Services account (DB) Revenue $210-215M Adjusted EBITDA Margin of 8.5 - 9.5% Growth will accelerate throughout the rest of year Taking the Right Steps to Accelerate Growth in 2020 and Beyond 1Q19 Outlook

Appendix

22 Luxoft Holding, Inc Condensed Consolidated Balance (In thousands of US dollars, except share, per share amounts and percentages) Sheets As of March 31, 2018 As of March 31, 2017 (Unaudited) Assets Current assets Cash and cash equivalents Restricted cash, current Trade accounts receivable, net of allowance for doubtful accounts of $1,232 at March 31, 2018 and $435 at March 31, 2017 Unbilled revenue Work-in-progress Due from related parties VAT and other taxes receivable Advances issued Other current assets Total current assets Non-current assets Restricted cash, non-current Deferred tax assets Property and equipment, net Intangible assets, net Goodwill Other non-current assets Total non-current assets Total assets $ 104,357 70 $ 109,558 4,000 186,991 33,310 3,734 1,272 4,082 1,777 8,041 144,862 14,454 2,805 1,084 1,732 2,740 5,224 $ 343,634 $ 286,459 2,775 4,349 52,739 106,368 88,908 5,047 1,399 3,423 49,571 120,430 76,918 9,007 $ 260,186 $ 260,748 $ 603,820 $ 547,207

23

Luxoft Holding, Inc
Condensed Consolidated Balance Sheets (continued)

(In thousands of US dollars, except share, per share amounts and percentages)

Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 856	$ 633
Accounts payable	25,964	24,402
Accrued liabilities	49,593	38,513
Deferred revenue	4,105	3,815
Due to related parties	14	460
VAT and other taxes payable	22,916	21,283
Payable under foreign exchange contracts	776	295
Payable for acquisitions, current	6,415	17,221
Other current liabilities	2,302	2,025
Total current liabilities	**$ 112,941**	**$ 108,647**
Deferred tax liability, non-current	10,830	16,907
Payable for acquisitions, non-current	2,895	32,206
Other non current liabilities	7,205	2,002
Total liabilities	**$ 133,871**	**$ 159,762**
Shareholders' equity		
Share capital (80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	155,456	133,192
Common stock held in treasury, at cost (61,874 shares as of March 31, 2018; 93,813 shares as of March 31, 2017)	(3,424)	(6,028)
Retained earnings	320,521	263,508
Accumulated other comprehensive loss	(2,636)	(3,886)
Total shareholders' equity attributable to the Group	**$ 469,917**	**$ 386,786**
Non-controlling interest	**32**	**32**
Total equity	**$ 469,949**	**$ 386,818**
Total liabilities and equity	**$ 603,820**	**$ 546,580**


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BRIGHT MINDS SHARP SOLUTIONS
LUXOFT

24

Luxoft Holding, Inc
Condensed Consolidated Statements Of Income

(In thousands of US dollars, except share, per share amounts and percentages)

	For the three months ended March 31,		For the year ended March 31,	
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)	
Sales of services	$ 232,881	$ 204,131	$ 906,766	$ 785,561
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	148,638	129,632	567,874	474,980
Selling, general and administrative expenses	61,492	56,193	241,239	213,723
Depreciation and amortization	10,978	10,260	42,673	34,847
Gain from revaluation of contingent liability	(7,320)	(9,434)	(13,340)	(12,021)
Impairment loss	8,241	5,287	8,241	5,287
Operating income	10,852	12,193	60,079	68,745
Other income and expenses				
Interest income/ (loss), net	97	(91)	173	(81)
Unwinding of discount rate for contingent liability, gain/ (loss)	71	(766)	(1,215)	(1,990)
Other gain, net	893	755	2,773	5,119
Gain from derivative financial instruments	(1,937)	—	(1,791)	1,314
Net foreign exchange gain/ (loss)	1,466	889	2,767	(2,604)
Income before income taxes	11,442	12,980	62,786	70,503
Income tax expense	264	755	(5,773)	(7,865)
Net income	$ 11,706	$ 13,735	$ 57,013	$ 62,638
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$ 11,706	$ 13,735	$ 57,013	$ 62,638


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BRIGHT MINDS SHARP SOLUTIONS

LUXOFT

25 Luxoft Holding, Inc Condensed Consolidated Statements (continued) (In thousands of US dollars, except share, per share amounts and percentages) Of Income For the three months ended March 31, For the year ended March 31, 2018 2017 2018 2017 Basic EPS per Class A and Class B ordinary share Net income attributable to the Group per ordinary share Weighted average ordinary shares outstanding (Unaudited) (Unaudited) $ 0.34 $ 0.41 $ 1.69 $ 1.88 33,981,491 33,493,847 33,703,069 33,280,771 Diluted EPS per Class A and Class B ordinary share Diluted net income attributable to the Group per ordinary share Diluted weighted average ordinary shares outstanding $ 0.34 $ 0.40 $ 1.66 $ 1.84 34,411,622 34,132,929 34,247,805 34,000,674

26

Luxoft Holding, Inc
Condensed Consolidated Statement Of Cash Flow

(In thousands of US dollars, except share, per share amounts and percentages)

	For the year ended March 31, 2018	For the year ended March 31, 2017
	(Unaudited)	
Operating activities		
Income from operations	$ 57,013	$ 62,638
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	42,673	34,847
Deferred tax benefit	(4,140)	(3,395)
Income from derivative financial instruments	1,791	(1,314)
(Income)/ Loss on foreign exchange	(2,767)	2,604
Provision for doubtful accounts	941	380
Gain from revaluation of contingent liability	(13,340)	(12,021)
Unwinding of discount rate for contingent liability, loss	1,215	1,990
Share-based compensation	28,968	28,984
Impairment loss	8,241	5,287
Other	630	—
Changes in operating assets and liabilities:		
Trade accounts receivable and unbilled revenue	(47,449)	145
Work-in-progress	(928)	(1,210)
Due to and from related parties	(634)	
	2,634)	1,001
Accounts payable and accrued liabilities	282	8,879
Deferred revenue	(123)	(1,761)
Changes in other assets and liabilities	(75,007)	(5,027)
Net cash provided by operating activities	75,007	122,027


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BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

27 Luxoft Holding, Inc Condensed Consolidated Statement (continued) (In thousands of US dollars, except share, per share amounts and percentages) Of Cash Flow For the year ended March 31, 2018 2017 Investing activities Purchases of property and equipment Purchases of intangible assets Acquisitions, net of cash acquired Restricted cash Net cash used in investing activities Financing activities Net repayment of short-term borrowings Acquisition of business, deferred consideration Repurchases of common stock Repayment of capital lease obligations Net cash used in financing activities Effect of exchange rate changes on cash and cash equivalents Net decrease in cash and cash equivalents Cash and cash equivalents at beginning of year Cash and cash equivalents at end of period (Unaudited) (20,585) (4,593) (34,155) 4,125 (19,614) (4,182) (77,672) (5,000) (55,208) (106,468) (785) (19,258) (5,547) (163) (5,897) (4,577) (3,611) (133) (25,753) (14,218) 753 (328) (5,201) 109,558 1,013 108,545 $ 104,357 $ 109,558

28 Reconciliations of Non-GAAP Financial Measures Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) to Comparable GAAP Three months ended March 31, Year ended March 31, 2018 2018 2018 2018 2018 2018 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income Operating margin Net income Diluted earnings per share 10,852 11,669 (a) 22,521 60,079 45,137 (a) 105,216 4.7% 5.0% 9.7% 6.6% 5.0% 11.6% 11,706 8,765 (b) 20,471 57,013 39,085 (b) 96,098 $ 0.34 $ 0.59 $ 1.66 $ 2.81 Three months ended March 31, Year ended March 31, 2017 2017 2017 2017 2017 2017 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income Operating margin Net income Diluted earnings per share 12,193 9,112 (a) 21,305 68,745 38,727 (a) 107,472 6.0% 4.5% 10.4% 8.8% 4.9% 13.7% 13,735 7,760 (b) 21,495 62,638 35,673 (b) 98,311 $ 0.40 $ 0.63 $ 1.84 $ 2.89

29 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (continued) Three months (In thousands of US dollars, except share, per share amounts and percentages) ended March 31, Year ended March 31, (a) 2018 2017 2018 2017 Adjustments to GAAP operating income Stock-based compensation expense Amortization of purchased Intangible assets Gain from revaluation of contingent liability Acquisition related costs Impairment loss Total Adjustments to GAAP income from operations: $ 6,028 4,524 (7,320) 196 8,241 $ 7,470 3,994 (9,434) 1,795 5,287 $ 28,968 17,265 (13,340) 4,003 8,241 $ 28,984 12,353 (12,021) 4,124 5,287 $ 11,669 $ 9,112 $ 45,137 $ 38,727 Adjustments to GAAP net income Stock-based compensation expense Amortization of purchased Intangible assets Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability Acquisition related costs Impairment loss Tax effect of the adjustments Total Adjustments to GAAP net income : $ 6,028 4,524 $ 7,470 3,994 $ 28,968 17,265 $ 28,984 12,353 (7,391) 196 8,241 (2,833) (8,668) 1,795 5,287 (2,118) (12,125) 4,003 8,241 (7,267) (10,031) 4,124 5,287 (5,044) $ 8,765 $ 7,760 $ 39,085 $ 35,673

30 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (continued) (In thousands of US dollars, except share, per share amounts and percentages) Three Months Ended March 31, Year Ended March 31, 2018 2017 2018 2017 Net income Adjusted for: Interest Income Unwinding of discount rate for contingent liability, loss Income tax Depreciation and Amortization EBITDA Adjusted for Stock based compensation Gain from revaluation of contingent liability Acquisition related costs Impairment loss Adjusted EBITDA $ 11,706 $ 13,735 $ 57,013 $ 62,638 0 0 0 0 (97) (71) (264) 10,978 91 766 (755) 10,260 (173) 1,215 5,773 42,673 81 1,990 7,865 34,847 $ 22,252 $ 24,097 106,501 107,421 0 0 0 0 6,028 (7,320) 196 8,241 7,470 (9,434) 1,795 5,287 28,968 (13,340) 4,003 8,241 28,984 (12,021) 4,124 5,287 $ 29,397 $ 29,215 $ 134,373 $ 133,795

31 Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures (In thousands of US dollars, except share, per share amounts and percentages) Three months Ended June 30, 2018 (Unaudited) Revenue $210,000 Net income Adjusted for: Interest Expense Unwinding of discount rate for contingent liability, loss/ (gain) Income tax Depreciation and Amortization EBITDA Adjusted for: Stock based compensation Change in fair value of contingent consideration Acquisition related costs Adjusted EBITDA Adjusted EBITDA margin $992 (20) 260 Three Months Ended June 30, 2018 9,933 30 GAAP Adjustments Non-GAAP $11,195 5,977 — 779 Net income $992 $9,438 $10,430 Diluted earnings per share $0.03 $0.30 $17,950 8.5% Net income Adjusted for: Stock-based compensation expense Amortization of purchased Intangible assets Change in fair value of contingent consideration Unwinding of discount rate for contingent liability, loss/ (gain) Acquisition related costs Tax effect of the adjustments Total adjustments to Net Income Adjusted Net Income Diluted weighted average ordinary shares outstanding Adjusted EPS $992 992 5,977 4,063 — 30 779 (1,410) $9,438 $10,430 34,206,596 $0.30